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                    December 6, 2021

       Louis Salamone
       Chief Financial Officer
       Babcock & Wilcox Enterprises, Inc.
       1200 East Market Street , Suite 650
       Akron , Ohio 44305

                                                        Re: Babcock & Wilcox
Enterprises, Inc.
                                                            Form 10-K for the
Year Ended Ended December 31, 2020
                                                            Filed March 8, 2021
                                                            File No. 001-36876

       Dear Mr. Salamone:

               We issued comments to you on the above captioned filing on November 15, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 20, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202)
       551-3629 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing